Exhibit 99.1

Corporate Contact: Andreas Michalopoulos Chief Executive Officer, Director and Secretary Telephone: +30-216-600-2400 Email: amichalopoulos@pshipping.com Website: www.pshipping.com
For Immediate Release
Investor and Media Relations: Edward Nebb Comm-Counsellors, LLC Telephone: + 1-203-972-8350 Email: enebb@optonline.net

PERFORMANCE SHIPPING INC. ANNOUNCES SALE OF 2010-BUILT AFRAMAX VESSEL M/T P. ALIKI FOR US$42.65 MILLION

ATHENS, GREECE, April 14, 2026 – Performance Shipping Inc. (NASDAQ: PSHG), (“we” or the “Company”), a global shipping company specializing in the ownership of tanker vessels, today announced that, through a separate wholly-owned subsidiary, it has signed a Memorandum of Agreement to sell its oldest vessel, the 2010-built, 105,304 dwt Aframax tanker vessel, M/T P. Aliki, to Trafigura Maritime Logistics Pte. Ltd. for a gross sale price of US$42.65 million. The vessel is expected to be delivered to the new owners in or around the end of the third quarter 2026, subject to customary closing conditions and upon expiration of her current US$30,000 per day time charter with Pakistan National Shipping Corporation.

The M/T P. Aliki currently serves as part of the collateral for the Company’s outstanding credit facility with Alpha Bank S.A. Part of the net proceeds from the sale will be applied to repay approximately US$12.8 million in accordance with the terms of the loan agreement.

The Company acquired the M/T P. Aliki in the fourth quarter of 2022 for a gross purchase price of US$36.5 million.

Commenting on this sale, Andreas Michalopoulos, the Company’s Chief Executive Officer, stated:

“The sale of the M/T P. Aliki is an integral part of our fleet renewal strategy, which combines opportunistic acquisitions of modern vessels and newbuilding orders with the divestitures of our older vessels. Over the past twelve months, the average age of our fleet has declined from 14 years to 8 years on a pro forma basis, following the pre-announced sale of the M/T P. Sophia and the sale of the M/T P. Aliki, and will decrease further upon delivery of our newbuilding vessels. Age is not the only factor, as we now boast a highly specified and energy efficient fleet.

“Our cash reserves are expected to increase from approximately US$50 million as of the end of 2025, to approximately US$175 million, taking into account our materialized bond tap issue and delivery of our third newbuilding M/T P. Marseille in January 2026, and pro forma the expected proceeds from the sale of the M/T P. Sophia and the net proceeds from the sale, following debt repayment, of the M/T P. Aliki . This significant cash increase will, among other initiatives, further support the funding for the construction of our two Suezmax tanker vessels scheduled for delivery in October 2028 and May 2029 at China Shipbuilding Trading Co. Ltd. (“CSTC”) and Shanghai Waigaoqiao Shipbuilding Co. Ltd. (“SWS”).”

About the Company

Performance Shipping Inc. is a global provider of shipping transportation services through its ownership of tanker vessels. The Company employs its fleet on spot voyages, through pool arrangements, and on time charters.

Cautionary Statement Regarding Forward-Looking Statements

Matters discussed in this press release may constitute forward-looking statements. The Private Securities Litigation Reform Act of 1995 provides safe harbor protections for forward-looking statements in order to encourage companies to provide prospective information about their business. Forward-looking statements include, but are not limited to, statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts including with respect to employment of our fleet and vessel deliveries. The words “believe," “anticipate," “intends," “estimate," “forecast," “project," “plan," “potential," “will," “may," “should," “expect," “targets," “likely," “would," “could," “seeks," “continue," “possible," “might," “pending” and similar expressions, terms or phrases may identify forward-looking statements.

The forward-looking statements in this press release are based upon various assumptions, many of which are based, in turn, upon further assumptions, including, without limitation, our management’s examination of historical operating trends, data contained in our records and other data available from third parties. Although we believe that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, we cannot assure you that we will achieve or accomplish these expectations, beliefs, or projections.

In addition to these important factors, other important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include, but are not limited to: the strength of world economies, fluctuations in currencies and interest rates, general market conditions, including fluctuations in charter rates and vessel values, changes in demand in the tanker shipping industry, changes in the supply of vessels, changes in worldwide oil production and consumption and storage, changes in our operating expenses, including bunker prices, crew costs, drydocking and insurance costs, our future operating or financial results, availability of financing and refinancing including with respect to vessels we agree to acquire, changes in governmental rules and regulations or actions taken by regulatory authorities, potential liability from pending or future litigation, general domestic and international political conditions, the length and severity of epidemics and pandemics, including COVID-19, and their impact on the demand for seaborne transportation of petroleum and other types of products, general domestic and international political conditions or events, including “trade wars”, armed conflicts including the war in Ukraine and the war in the Middle East, the imposition of new international sanctions, acts by terrorists or acts of piracy on ocean-going vessels, potential disruption of shipping routes due to accidents, labor disputes or political events, vessel breakdowns and instances of off-hires and other important factors. Please see our filings with the US Securities and Exchange Commission for a more complete discussion of these and other risks and uncertainties.